UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Amendment No. 1

(Under the Securities Exchange Act of 1934)

City Media, Inc.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

177887 106

 (CUSIP Number)

Thomas Howells

4685 S. Highland Drive, Suite 202

Salt Lake City, UT 84117

(801)-278-9424

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  THOMAS HOWELLS

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF and SC

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

 NUMBER OF SHARES                       7. SOLE VOTING POWER: 175,000 shares.

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 0 shares.

 BY EACH REPORTING PERSON      9. SOLE DISPOSITIVE POWER: 175,000 shares.

                                                               10. SHARED DISPOSITIVE POWER: 0 shares.

111.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON:    175,000 directly.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.46%

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  City Media, Inc., a Utah corporation (the “Company”), 4685 South Highland Drive, Suite 202, Salt Lake City, UT  84117.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D/A is being filed for Thomas J. Howells

(b)        Address: 4685 South Highland Drive, Suite 202, Salt Lake City, UT  84117

(c)        Principal Occupation:  Mr. Howells is currently employed by Jenson Services, Inc., a Utah corporation that provides business and financial consulting services and is located at 4685 South Highland Drive, Suite 202, Salt Lake City, UT 84117.

(d)        During the last five years, Mr. Howells has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Howells has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        United States

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Howells used personal funds to acquire 500,000 shares in December 2007 and 918,750 shares were acquired pursuant to an Agreement and Plan of Merger dated September 29, 2011.

Item 4.  Purpose of Transaction .

The securities were acquired for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a)       Amount Beneficially owned.  As of the date hereof, Thomas J. Howells owns 175,000 directly (approximately 1.46% of the Company’s common stock).

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 175,000 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 175,000 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        On November 18, 2014, Mr. Howells sold 1,248,750 shares of the Company’s common stock reducing his ownership below 5% of the Company.

(d)        None; not applicable.

(e)        On November 18, 2014, Mr. Howells ownership interest in the Company became less than 5% of the Company’s issued and outstanding shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Howells is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2014                                                    /s/  Thomas J. Howells

                                                                                                   Thomas J. Howells